UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

POWER EFFICIENCY CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

739268 20 9

(CUSIP Number)

STEVEN STRASSER, P.O. BOX 7387,
BELLEVUE, WA 98008.  TEL: (206) 624-9921

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739268 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SUMMIT ENERGY VENTURES, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 2,768,848 SHARES OF COMMON STOCK UPON CONVERSION) 3,134,102 SHARES OF COMMON STOCK

	8.	Shared Voting Power 0 SHARES OF COMMON STOCK

	9.	Sole Dispositive Power 3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK 3,134,102 SHARES OF COMMON STOCK

	10.	Shared Dispositive Power 0 SHARES

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK (EQUIVALENT TO 2,768,848 SHARES OF COMMON STOCK UPON CONVERSION) AND 3,134,102 SHARES OF COMMON STOCK

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	Type of Reporting Person (See Instructions) IV

CUSIP No. 739268 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NORTHWEST POWER MANAGEMENT, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 2,768,848 SHARES OF COMMON STOCK UPON CONVERSION) 3,134,102 SHARES OF COMMON STOCK

	8.	Shared Voting Power 0 SHARES OF COMMON STOCK

	9.	Sole Dispositive Power 3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK 3,134,102 SHARES OF COMMON STOCK

	10.	Shared Dispositive Power 0 SHARES

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK (EQUIVALENT TO 2,768,848 SHARES OF COMMON STOCK UPON CONVERSION) AND 3,134,102 SHARES OF COMMON STOCK

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 739268 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STEVEN STRASSER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 2,768,848 SHARES OF COMMON STOCK UPON CONVERSION) 3,134,102 SHARES OF COMMON STOCK

	8.	Shared Voting Power 0 SHARES OF COMMON STOCK

	9.	Sole Dispositive Power 3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK 3,134,102 SHARES OF COMMON STOCK

	10.	Shared Dispositive Power 0 SHARES

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
3,328,737 SHARES OF SERIES A-1 PREFERRED STOCK (EQUIVALENT TO 2,768,848 SHARES OF COMMON STOCK UPON CONVERSION) AND 3,134,102 SHARES OF COMMON STOCK

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer

This Statement relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Power Efficiency Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 35432 Industrial Road, Livonia, Michigan 48150.

This Amendment No. 1 to Schedule 13D filed for each of Summit Energy Ventures, LLC, Northwest Power Management, Inc. and Steven Strasser is made to reflect the increase in beneficial ownership as a result of the exercise of a warrant and the conversion of a revolving credit note, each issued to Summit (as defined below) by the Issuer since the date of the Schedule 13D filed June 25, 2002.

Item 2.	Identity and Background
(a) This Statement is filed on behalf of:
(1) Summit Energy Ventures, LLC, a Delaware limited liability company (“Summit”);
(2) Northwest Power Management, Inc., a Washington Corporation and the manager of Summit (“Northwest Power”);
(3) Steven Strasser (“Mr. Strasser”);
(b) The address of the above persons is: P.O. Box 7387 Bellevue, WA 98008

(c)    Mr. Strasser is the president of Northwest Power and may be deemed to control Northwest Power.  Northwest Power is a manager that provides management services to Summit.  Summit is an investment company which invests in securities and other obligations of entities.  Northwest Power and Mr. Strasser disclaim beneficial ownership of all securities owned by Summit.

(d) Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)    Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Strasser is a Canadian citizen and is a permanent resident of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 8, 2003, the Issuer issued a Revolving Credit Note (the “Convertible Note”) to Summit in the amount of $1,000,000.  Pursuant to the Convertible Note, Summit was granted the right to convert the outstanding balance on the Convertible Note to one share of Series A-1 Preferred Stock (the “Preferred”) for each $1.065538 of the then outstanding balance on the Convertible Note.  On November 6, 2003, Summit received 982,504 shares of Preferred upon conversion of the outstanding balance on the Convertible Note of $1,046,895.83, after delivering notice of such election to convert the Convertible Note.

On February 26, 2004, Summit entered into a warrant agreement with the Issuer (the “Warrant Agreement”), whereby Summit agreed to accept 3,134,102(1)  shares of Common Stock of the Issuer as full and complete performance by the Issuer of its obligation to deliver to Summit the number of shares due upon exercise of the warrant.

Item 4.	Purpose of Transaction

Summit may choose to convert its shares of the Issuer’s Preferred, subject to applicable law.  Summit may make additional purchases from time to time, subject to applicable law. Any decision to convert the Preferred or make such additional purchases will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. At any time, Summit may also determine to dispose of some or all of the Common Stock depending on various similar considerations, subject to applicable law. Other than as set forth above, Summit has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer
5,902,950 (75.9%) shares of Common Stock upon conversion of the Preferred(2)

Summit is entitled to cast 75.9% of the votes eligible to be cast by the shareholders of the Issuer.  Northwest Power does not own any shares of the Issuer and is only making this filing because it is the manager of Summit.  Mr. Strasser does not own any shares of the Issuer and is only making this filing because he is the president of Northwest Power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Stockholders’ Agreement previously entered into by Summit was terminated on February 26, 2004.
Item 7.	Material to Be Filed as Exhibits

(1)                        Effective March 1, 2004, the Issuer implemented a 1 for 7 reverse stock split (the “Reverse Split”).  This number is adjusted to reflect the Reverse Split.

(2)                        Pursuant to the Certificate of Designation for the Preferred, Summit is entitled to convert the Preferred to Common Stock at any time, and upon conversion the number of shares of Common Stock Summit is entitled to receive shall be adjusted to account for the Reverse Split.

The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1--	Revolving Credit Note dated May 8, 2003 in favor of Summit, issued by the Issuer, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated May 23, 2003.
Exhibit 2--

Warrant to Purchase Stock of Power Efficiency Corporation dated June 14, 2002  which was issued to Summit, incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K dated June 18, 2002.

Exhibit 3--	Certificate of Amendment of Warrant dated May 8, 2003, incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K dated May 23, 2003.
Exhibit 4--	Registration Rights Agreement dated as of June 14, 2002 by and between the Issuer and Summit, incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K dated June 18, 2002.
Exhibit 5--

Certificate of Designation of Series A Convertible Preferred Stock of Power Efficiency Corporation dated June 13, 2002, incorporated by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K dated June 18, 2002.

Exhibit 6--

Amendment to Certificate of Designation of Series A Convertible Preferred Stock of Power Efficiency Corporation, dated May 8, 2003, incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K dated May 23, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of March, 2004.

By:	/s/ Steven Strasser
Name: Steven Strasser, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of March, 2004.

NORTHWEST POWER MANAGEMENT, INC.

By:	/s/ Steven Strasser
	Name:	Steven Strasser
	Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 12th day of March, 2004.

SUMMIT ENERGY VENTURES, LLC

By:	NORTHWEST POWER MANAGEMENT, INC., its manager

	By:	/s/ Steven Strasser
		Name:	Steven Strasser
		Title:	President